UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In accordance with the provisions of article 28 of the Sole Consolidated Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulations of Relevant Facts and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby inform the following, as a "Relevant Fact":

1.	Through a Relevant Fact dated November 26, 2018, Cementos Pacasmayo S.A.A. (the "Company") announced the commencement of its offer to purchase for cash (the "Tender Offer") up to U.S.$150,000,000 aggregate principal amount of its outstanding 4.50% Senior Notes due 2023 (the “Notes”), which Tender Offer was addressed to all holders of the Notes.

2.	As of 5:00 p.m. (New York City time) on December 7, 2018 (the "Early Tender Date"), U.S.$168,388,000, or approximately 56.13%, of the total outstanding principal amount of the Notes were validly tendered (and not validly withdrawn) in the Tender Offer.

3.	The Company expects that the settlement corresponding to the purchase of the Notes mentioned in section 2 above will occur on December 11, 2018 (the "Early Settlement Date"). Holders of Notes validly tendered (and not validly withdrawn) on or before the Early Tender Date and accepted for purchase will be eligible to receive U.S.$1,005 per U.S.$.1,000 principal amount of Notes (which includes the early tender premium of U.S.$30.00 per U.S.$.1,000 principal amount of Notes), along with accrued and unpaid interest from the last interest payment date for the Notes up to, but excluding, the Early Settlement Date.

4.	The Tender Offer remains open and, although it is scheduled to expire on the Expiration Date, the Company does not expect to accept for purchase any tenders of Notes after the Early Tender Date because the aggregate principal amount of Notes that were validly tendered and not validly withdrawn as of the Early Tender Date exceeded the Maximum Tender Amount.

5.	The Tender Offer is subject to the terms and conditions set forth in the Offer to Purchase, which is available to investors at the Company’s offices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: December 7, 2018

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